Exhibit 12.3

Everest Reinsurance Holdings, Inc.

Ratio of Earnings (Losses) to Fixed Charges (1)

(Dollars in thousands)

	Nine Months Ended September 30,		Years Ended December 31,
				Restated	Restated
	2005	2004	2004	2003	2002	2001	2000
Earnings: Income (Loss) before income taxes (benefits)	$36,001	$232,549	$231,610	$267,521	$139,872	$29,065	$202,317
Fixed Charges:
Assumed interest component of rent expense	1,525	1,464	2,017	1,844	1,867	1,655	1,289
Interest expense	55,982	53,236	75,539	57,288	44,573	46,004	39,386

Total fixed charges	57,507	54,700	77,556	59,132	46,440	47,659	40,675

Earnings plus fixed charges	$93,508	$287,249	$309,166	$326,653	$186,312	$76,724	$242,992

Ratio of earnings (losses) to fixed charges	1.6 to 1	5.3 to 1	4.0 to 1	5.5 to 1	4.0 to 1	1.6 to 1	6.0 to 1

(1)	For purposes of determining this ratio, “earnings” consist of consolidated net income before federal income taxes plus fixed charges. “Fixed charges” consist of interest expense on senior and subordinated debt and the revolving credit agreement and that portion of operation leases that are representative of the interest factor.